September 21, 2018

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the "Company")

To the Commission:
On August 30, 2018, the Company filed with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.  The Company received oral comments from Ms. Ashley Vroman-Lee of the Staff of the Commission.  The following sets forth the comments of the Staff and the Company's response to those comments.   To aid in your review, we have attached to this letter a draft of the revised proxy statement marked to reflect the proposed changes.
 The text of each comment has been included in this letter for your reference and the Company's response is presented below each comment.
1.	Comment: Update the missing information in the proxy.
Response:	The Definitive Proxy Statement contains updated information as requested. The Company did not provide such details in the Preliminary Proxy Statement because the information was not yet public or available at the time it was filed.
2.	Comment:	No cover letter was filed with the Preliminary Proxy Statement. In the future, please file a cover letter with contact information.

Response: The Company will file a cover letter with future proxy statement filings.

3.	Comment:	Update the number of shares owned by C. E. Patterson in the beneficial ownership table.
Response: The table has been updated as to all beneficial owners.

4.	Comment:	Is it realistic to sell all remaining 11.3 million shares in the offering? If not, it may not be relevant.
Response: As discussed, while it is unlikely that the Company will sell all remaining shares, it is possible, so the Company will continue to calculate the potential dilutive effect if all remaining shares are sold, as well as calculating the dilution based upon a more likely estimate.
5.	Comment:	Disclose the NAV per common share where missing.
Response:  See response to comment 1.
6.	Comment:	In the dilution table, please use the term "dilution" instead of "change."
Response: The language has been revised accordingly.
We understand that the staff did not need to see an updated proxy statement before filing the definitive, so it is being filed herewith. Please feel free to contact me should you have any questions or concerns.

Sincerely,

/s/ Chip Patterson
General Counsel and Secretary

cc: Rebecca Taylor via email
      Steve Carman via email